United States securities and exchange commission logo





                            July 20, 2020

       Devinder Kumar
       Chief Financial Officer
       ADVANCED MICRO DEVICES INC
       2485 Augustine Drive
       Santa Clara, CA 95054

                                                        Re: ADVANCED MICRO
DEVICES INC
                                                            Form 10-K for the
fiscal year ended December 28, 2019
                                                            Filed February 4,
2020
                                                            File No. 1-07882

       Dear Mr. Kumar:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 28, 2019

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Estimates, page 35

   1. Please enhance your critical accounting estimate disclosures to more fully address the following:
                                                            We note you
establish provisions for rights of return and price protection on unsold products held by
distributors and we note certain OEMs may be entitled to rights of return and rebates
under OEM agreements. Explain the material assumptions you
                                                             used to estimate
these provisions, quantify the impact these assumptions had during each period, and
discuss the impact potential changes in these assumptions
                                                             could have on
future results. Your disclosures should consider addressing any material
differences between assumptions related to distributors and OEMs.
                                                            We note your
disclosures related to inventory valuation. Explain the material assumptions you
used to estimate reserves, quantify the impact these assumptions had
 Devinder Kumar
ADVANCED MICRO DEVICES INC
July 20, 2020
Page 2
              during each period, and discuss the impact potential changes in these assumptions could have on future results.
                We note your disclosures related to income taxes. Explain the specific facts and circumstances that resulted in you concluding recovery of deferred tax assets is not more likely than not and discuss the potential facts and circumstances that may change that conclusion.
Liquidity and Capital Resources
Operating Activities, page 38

2. Please quantify and discuss the reasons for material fluctuations in working capital components, including the reasons for increases in accounts receivable, inventories, prepaid expenses and other assets, and accounts payable, accrued liabilities and other. In this regard, we note your reference to higher cash collections; however, we note accounts receivable have increased at a substantially higher rate than revenue. We also note your reference to the timing of accounts payable payments with no explanation why the timing changed. Please enhance your disclosures to discuss the reasons for material variations in working capital components.
Consolidated Financial Statements
Consolidated Balance Sheets, page 45

3. Please provide roll-forwards of activity in your valuation and qualifying accounts in the notes to the financial statements or in the schedule required by Rule 12-09 of Regulation
         S-X.
Notes to Consolidated Financial Statements
NOTE 2: Summary of Significant Accounting Policies
Revenue Recognition, page 49

4. Please enhance your revenue recognition disclosures to more fully address the following:
            Describe your contracts and whether they include multiple elements or single products and services.
            Explain how you determine each performance obligation and, if applicable, how you estimate standalone selling prices.
            Address whether estimates for variable consideration are
constrained.
            Regarding revenue for custom products, explain why recognizing revenue over time based on the value of the inventory and expected margin is the most appropriate method.
            Regarding revenue for licensing agreements, explain the nature of the arrangements
FirstName LastNameDevinder Kumar
            that are used to determine whether revenue is recognized over time or at a point in
Comapany time.
            NameADVANCED MICRO DEVICES INC
July 20,Please
         2020 refer
               Page to
                     2 ASC 606-10-50.
FirstName LastName
 Devinder Kumar
FirstName  LastNameDevinder Kumar
ADVANCED      MICRO DEVICES   INC
Comapany
July       NameADVANCED MICRO DEVICES INC
     20, 2020
July 20,
Page  3 2020 Page 3
FirstName LastName
5. Please explain your consideration of providing additional disclosures that disaggregate revenue recognized from contracts with customers into categories that more fully depict how the nature, amount, timing and uncertainty of revenue and cash flows are effected by economic factors. For example, we note that you recognize revenue using both point in time and over time methods and that you sell products to both distributors and OEMs. We also note from your MD&A disclosures and earnings calls that revenue from certain products can substantially impact your margins and results. Please more fully explain your consideration of the provisions of ASC 606-10-50-5 and ASC 606-10-55-89 to 91.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mindy Hooker at 202-551-3732 or Anne McConnell at 202-551-3709
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing